(FPA FUNDS TRUST LETTERHEAD)

11400 WEST OLYMPIC BOULEVARD,SUITE 1200,LOS ANGELES, CALIFORNIA 90064

WRITER’S DIRECT DIAL: (310) 996-5458

VIA EDGAR

November 22, 2011

Securities and Exchange Commission

Attn: Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE:                              FPA Funds Trust’s FPA International Value Fund (“Fund”)

1933 Act File No. 33-79858

1940 Act File No. 811-8544

Comments Received on Post-Effective Amendment No. 61

Dear Commissioners:

This letter is in response to the comments provided to us by Mary Cole of the staff of the Securities and Exchange Commission (“SEC”) by telephone on November 21, 2011, regarding the Fund’s Post-Effective Amendment No. 61 to its Registration Statement on Form N-1A (“Amendment”). Ms. Cole provided the following comments on the Amendment:

Prospectus

1.               Prospectus Cover. The Fund will delete the second sentence and the last sentence will read: “The Fund’s investment adviser, First Pacific Advisors, LLC (“Adviser”), seeks to accomplish this principally through selectively investing the Fund’s assets in the equity securities of companies domiciled outside of the United States.”

2.               Summary Section, page 3. The Fund will delete the second sentence under Investment Objective relating to changing the objective without shareholder approval.

Principal Investment Strategies, page 3.  The Fund will revise the second sentence to read (emphasis added): “The Fund invests in companies that the Adviser believes are high quality, financially strong businesses, the management...”

3.               Continuation of Principal Investment Strategies, page 4. The Fund will revise the first sentence of the first full paragraph to read (emphasis added): “The Fund’s universe of potential investments primarily includes companies domiciled in jurisdictions outside of the United States in which the Adviser believes reasonable business practices exist.”

Key Investment Criteria, page 4. The Fund will revise the first sentence of the first paragraph after “#4. Low Absolute Valuation” to read (emphasis added): “Given the Fund’s strict investment criteria, the limited number of holdings in the portfolio, and the ability to hold cash are key aspects of the portfolio.”

4.               Investment Objective, page 7. The Fund will delete the second sentence under Investment Objective relating to changing the objective without shareholder approval.

Who May Want To Invest in the Fund, page 7. The Fund will revise the first bullet point to read (emphasis added): “The Fund may be appropriate for investors: “Seeking capital appreciation”...”

Principal Investment Strategies, page 7. The Fund will revise the first sentence of the second full paragraph to read (emphasis added): “The Fund’s universe of potential investments primarily includes companies domiciled in jurisdictions outside of the United States in which the Adviser believes reasonable business practices exist.”

5.               Investment Process, page 9. The Fund will revise the first sentence of the fifth paragraph to read (emphasis added): “The Adviser continuously monitors each portfolio company to ensure that the original investment thesis remains intact and that the intrinsic value advantage remains.”

Statement of Additional Information

1.               Trustees’ Table, page 29. Confirm that “Other Directorships Held By Trustee” reflects directorships held for the past five years.

The Fund will make all revisions in the Prospectus requested by Ms. Cole, and such revisions will be reflected in Post Effective Amendment Number 62, which the Fund intends to file on December 1, 2011.  The Fund confirms that “Other Directorships Held By Trustee” in the Statement of Additional Information reflects directorships held for the past five years.

In addition to the comments received from Ms. Cole, the Fund will revise the “Annual Fund Operating Expenses” table in the Prospectus by adding a line item “Fee Waiver and/or Expense Reimbursement” equal to 0.63%, accordingly revising “Total Annual Fund Operating Expenses” to 1.35%, and adding the following footnote (3) to the table: “(3) First Pacific Advisors, LLC (the “Adviser”) has contractually agreed to waive a portion of the advisory fees and/or reimburse a portion of the FPA International Value Fund’s operating expenses (excluding any taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, borrowing costs and commitment fees, dividend expenses, and any other extraordinary expenses such as litigation) through November 30, 2012 to ensure that the Total Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement will not exceed 1.35%. That agreement may be renewed after November 30, 2012 for periods not exceeding one year and may be terminated by the Board of Trustees on sixty (60) days’ written notice to the Adviser.  The Adviser may also decline to renew that agreement on thirty (30) days’ written notice to the Fund.”

The Fund represents that it will not use the SEC’s comment process as a defense against any securities related litigation against the Fund.

Sincerely,

/s/ J. Richard Atwood
J. Richard Atwood
Treasurer